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Exhibit 23.1
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               Consent of Independent Auditors


The Board of Directors
Airgas, Inc.:

We consent to incorporation by reference in the Registration Statements (Nos. 33-25419 and 33-64058) on Form S-8 of Airgas, Inc. of our report dated May 25, 2001, relating to the statements of net assets available for benefits of Airgas, Inc. 401(k) Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets held for investment purposes as of December 31, 2000. This report is included in the December 31, 2000 annual report on Form 11-K of Airgas, Inc. 401(k) Plan.



/S/KPMG LLP

Philadelphia, Pennsylvania
June 27, 2001